UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

Immunome, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45257U108

(CUSIP Number)

August 12, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45257U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longboat Family Office, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 660,479*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 660,479*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,479*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.59%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 45257U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longboat Family Office, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 660,479*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 660,479*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,479*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.59%*
12.	TYPE OF REPORTING PERSON (see instructions) HC, OO

CUSIP No. 45257U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur Lawrence Carroll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 660,479*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 660,479*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,479*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.59%*
12.	TYPE OF REPORTING PERSON (see instructions) HC, IN

Item 1.

(a)	Name of Issuer: Immunome, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 665 Stockton Drive, Suite 300 Exton, PA 19341

Item 2.

(a)	Name of Person Filing: Longboat Family Office, LP * Longboat Family Office, LLC* Arthur Lawrence Carroll*

(b)	Address of the Principal Office or, if none, residence: 500 Mamaroneck Avenue, Suite 213 Harrison, NY 10528

(c)	Citizenship: Longboat Family Office, LP – Delaware Longboat Family Office, LLC – Delaware Arthur Lawrence Carroll – Florida

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 45257U108

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Longboat Family Office, LP – 660,479* Longboat Family Office, LLC – 660,479* Arthur Lawrence Carroll – 660,479*

(b)	Percent of class: Longboat Family Office, LP – 5.59%* Longboat Family Office, LLC – 5.59%* Arthur Lawrence Carroll – 5.59%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Longboat Family Office, LP – 0 Longboat Family Office, LLC – 0 Arthur Lawrence Carroll – 0

(ii)	Shared power to vote or to direct the vote Longboat Family Office, LP – 660,479* Longboat Family Office, LLC – 660,479* Arthur Lawrence Carroll – 660,479*

(iii)	Sole power to dispose or to direct the disposition of Longboat Family Office, LP – 0 Longboat Family Office, LLC – 0 Arthur Lawrence Carroll – 0

(iv)	Shared power to dispose or to direct the disposition of Longboat Family Office, LP – 660,479* Longboat Family Office, LLC – 660,479* Arthur Lawrence Carroll – 660,479*

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see § 240.13d-3(d)(1).

* The common stock, par value $0.0001 per share (the “Common Stock”) of Immunome, Inc., incorporated under the laws of the State of Delaware (the “Issuer”), reported herein are held by one or more private funds or accounts (the “Funds”), managed by Longboat Family Office, LP, a Delaware limited partnership (the “Manager”). Longboat Family Office, LLC, serves as the general partner of the Manager. Reporting Persons also own warrants of the Issuer which are currently exercisable for the Common Stock at any time (the “Warrants”), and such Warrants have also been included in the calculation of the Reporting Persons’ beneficial ownership of the Common Stock. The Manager, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all the Common Stock reported herein. Arthur Lawrence Carroll is the managing member of the general partner of the Manager.

By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock and Warrants reported herein. This report shall not be deemed an admission that the Manager, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock and Warrants reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

As of the date hereof, the Reporting Persons held 660,479 shares of the Common Stock. The percentages herein are calculated based upon a statement in the Issuer’s Form 10-Q filed on August 16, 2021, that as of August 12, 2021, there were 11,814,230 shares of the Common Stock outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following          [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2021

Longboat Family Office, LP

By:	/s/ Arthur Lawrence Carroll
Arthur Lawrence Carroll, Managing Member of the General Partner

Longboat Family Office, LLC

By:	/s/ Arthur Lawrence Carroll
Arthur Lawrence Carroll, Managing Member

Arthur Lawrence Carroll

By:	/s/ Arthur Lawrence Carroll
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. § 1001).

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of Immunome, Inc., together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: August 23, 2021

Longboat Family Office, LP

By:	/s/ Arthur Lawrence Carroll
Arthur Lawrence Carroll, Managing Member of the General Partner

Longboat Family Office, LLC

By:	/s/ Arthur Lawrence Carroll
Arthur Lawrence Carroll, Managing Member

Arthur Lawrence Carroll

By:	/s/ Arthur Lawrence Carroll
Individually